July 12, 2017

Namoya GSA Holdings
[Redacted]

Dear Sirs,

Reference is made to that certain gold purchase and sale agreement dated as of February 27, 2015 among Namoya Mining S.A., as Seller, Banro Corporation and Namoya GSA Holdings, as Purchaser and as Agent for the Purchasers, as amended by the first amendment agreement dated April 30, 2015 (the “Namoya PSA”). All capitalized terms not defined hereunder shall have the meaning given to such terms in the Namoya PSA. For greater certainty, the “Banro Group Entities” are Banro, the Seller, Twangiza Mining S.A., Banro Congo Mining S.A., Kamituga Mining S.A., Lugushwa Mining S.A., Banro Group (Barbados) Limited, Twangiza (Barbados) Limited, Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited and Namoya (Barbados) Limited.

Banro and the Seller have requested that the Purchasers agree to defer certain of their obligations under Section 2.2 of the Namoya PSA and allow the Seller to deliver the Payable Gold that would otherwise be delivered during the period July 1, 2017 to December 31, 2017 at dates set out below following January 1, 2018. The Agent, on behalf of the Purchasers, has agreed to grant the requested deferral as set out below on the terms and conditions set out below.

Deferral of Deliveries (Sections 2.2(a) and (a.1))

Pursuant to Sections 2.2(a) and (a.1) of the Namoya PSA, the Seller is required to deliver Refined Gold equal to the Payable Gold to the Purchasers on certain dates shortly following Gold Payments or Deliveries. The Agent, on behalf of the Purchasers, agrees that the delivery obligations of the Seller set out in Sections 2.2(a) and (a.1) in respect of the period from July 1, 2017 to December 31, 2017 (the “Deferral Period”) shall be deferred to dates following January 1, 2018 as set out below:

1.

The Seller shall continue to calculate the Payable Gold that would otherwise have been delivered to the Purchasers, and will deliver the documentation required in accordance with Section 2.3 (as well as the Monthly Report) as if deliveries of Payable Gold were being made. The aggregate Payable Gold that is the subject of this deferral being the “Deferred Payable Gold”.

2.	In addition to the Deferred Payable Gold, the Seller shall deliver to the Purchasers additional ounces of Refined Gold (the “Interest Entitlement”) equal to 10.725% of the Deferred Payable Gold.

3.

The aggregate of the Deferred Payable Gold and Interest Entitlement shall be delivered by the Seller to the Purchasers, in accordance with each Purchaser’s Applicable Percentage, in accordance with a schedule to be agreed between the Seller, Banro and the Agent no later than December 31, 2017, provided that if the Parties have not by that date agreed as to the schedule of deliveries, the aggregate of the Deferred Payable Gold and Interest Entitlement shall be divided by eight and equal deliveries of one eighth thereof shall be delivered by the Seller to the Purchasers no later than the 15th day of each month beginning January 2018 (each a “Deferred Delivery”).

4.

At the time of each Deferred Delivery, (i) the Seller shall, in accordance with Section 2.3(b), calculate and notify the Purchasers in writing of the Gold Purchase Price for the Deferred Payable Gold so delivered, and (ii) the Purchasers shall, in accordance with Section 2.4, pay for such Deferred Payable Gold within five Business Days of the Deferred Delivery.

5.

At the time of each Deferred Delivery, the Deferred Payable Gold and the Incentive Entitlement to be delivered on such date shall be adjusted so that the Gold Price on the day prior to the Date of Delivery is equal to the weighted average Gold Price for the Deferral Period, calculated by dividing (i) the sum of the products obtained by multiplying the Deferred Payable Gold on the date of each deferral by the corresponding Gold Price for such date, by (ii) the total Deferred Payable Gold for the Deferral Period, in accordance with the illustration set out below.

6.

The Payable Gold due to the Purchasers for the periods following January 1, 2018 (other than the Deferred Payable Gold and the Interest Entitlement, together with any adjustment) shall be calculated with reference to all Produced Gold in those periods. For greater certainty, the Deferred Payable Gold and the Interest Entitlement, together with any adjustments, shall not be treated in any way as a reduction of such Produced Gold.

[Redacted]

Secured Amount and Namoya Priority Stream Obligations

The Parties hereby acknowledge that, as the required deliveries of Payable Gold will not have been completed during the Deferral Period, there shall be no reduction to the Secured Amount (as set out in Section 9.2(a)) until the actual Date of Delivery of the amounts of Deferred Payable Gold, and the “Namoya Streaming Secured Obligations” as set out in the Collateral Trust Agreement will only reduce in accordance therewith on such Dates of Delivery.

Further, the Parties hereby acknowledge that, in accordance with the Collateral Trust Agreement, the Deferred Payable Gold represents “Namoya Priority Stream Obligations” as it is “Namoya Payable Gold which, pursuant to the terms of the Namoya Streaming Agreement, should have been delivered to or for the benefit of the Namoya Purchaser but which was not delivered” (as set out in the definition of “Namoya Priority Stream Obligations”).

Joinder of Banro Group Entities

The Parties hereby agree that, within 15 days of the date hereof, Banro Corporation will cause each Banro Group Entity to join this letter and agree to assume all obligations attributable to a Banro Group Entity (whether by a joinder or by signing an amended and restated side letter).

Further, the Parties hereby agree that, as of the date hereof, Banro Corporation will cause each Banro Group Entity to comply with the terms of this letter as if each such Banro Group Entity was a party to this letter.

[Redacted]

D.	Section 14.1 of the Namoya PSA is hereby deleted and replaced with the following:

“14.1	Disputes and Arbitration

Any such dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof shall be settled by binding arbitration in accordance with the rules for arbitration set out in Schedule F. The determination of such arbitrator shall be final and binding upon the Parties and there shall be no appeals from any determination of the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 14.1 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.”

[Redacted]

General

Each of the covenants of the Seller and Banro contained herein shall also constitute a covenant under the Namoya PSA and failure to comply herewith shall constitute a Banro Event of Default as set out in the Namoya PSA (including, for greater certainty, subject to the cure periods set out therein which provisions remain unaffected hereby).

Each of the Parties agrees that save and except as amended by this Letter Agreement, all of the terms of the Namoya PSA shall continue in full force and effect and shall be binding on the Parties and the Namoya PSA (as modified hereby) is hereby ratified and confirmed and shall be effective as of the date written below. The Parties hereby confirm that this Letter Agreement, together with the Namoya PSA, as further modified hereby, contain the entire agreement between the Parties hereto.

Each of the Parties represents and warrants to each other Party that:

(a)	it has the necessary capacity and authority to enter into this Letter Agreement;

(b)	this Letter Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Letter Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Letter Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party); and

(d)

it has read this Letter Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Letter Agreement is being entered into voluntarily for the purpose set out herein.

Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Letter Agreement and to any matter or thing contemplated pursuant to this Letter Agreement.

The Parties hereby agree that Gramercy shall have the benefit of the covenants and obligations set out herein, and has received good and valuable consideration therefor, and that each of the covenants and obligations set out herein are acknowledged by each of the present Banro Group Entities.

Each of the Parties agrees that the provisions of Sections 14.1 (Disputes and Arbitration), 14.3 (Reimbursement of Expenses), 14.7 (Governing Law), 14.8 (Notices), 14.10 (Amendments), 14.11 (Beneficiaries), 14.14 (Waivers), 14.16 (Assignment) and 14.18 (Counterparts) of the Namoya PSA shall apply to this Letter Agreement mutatis mutandis as if expressly set out herein.

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BANRO CORPORATION

Per:	“Rory Taylor”
	Name:	Rory Taylor
	Title:	Chief Financial Officer

NAMOYA MINING S.A.

Per:	“Desire Sangara”
	Name:	Desire Sangara
	Title:	Chairman of the Board

Countersigned, as evidence of acceptance of the terms and conditions set forth herein, by:

NAMOYA GSA HOLDINGS, as Purchaser and
as Agent for the Purchasers, by its Sole Director,
Gramercy Funds Management LLC

Per:	(signed)
	Name:	[Redacted]
	Title:	[Redacted]

Per:	(signed)
	Name:	[Redacted]
	Title:	[Redacted]